[EFH LETTERHEAD]

January 24, 2011

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Energy Future Holdings Corp.
Registration Statement on Form S-4
File No. 333-171253

Ladies and Gentlemen:

Energy Future Holdings Corp. (the “Company”) hereby requests that the above-referenced registration statement on Form S-4 be declared effective at 5:00 p.m., Eastern Time on January 26, 2011, or as soon as possible thereafter. As requested, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew M. Wright

Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (Company)
Stan Szlauderbach (Company)
Robert Little (Vinson & Elkins L.L.P.)